UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number  2-16830
                                                        CUSIP Number ___________

(CHECK ONE)

[_] Form 10-K                    [_] Form 10-Q                    [_] Form 11-K

[X] Form 20-F                    [_] Form 10-D                    [_] Form N-SAR

[_] Form N-CSR

                       For period ended: DECEMBER 31, 2004


     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition period ended: ____________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ---

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                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Industrial Development Bank
                                              of Israel Limited

Former Name if Applicable:

Address of Principal Executive
Office (STREET AND NUMBER):                   82 Menachem Begin Road
City, State and Zip Code:                     Tel Aviv, Israel 67138


                                     PART II
                             RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously disclosed in Registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2003, Registrant adopted a run-off plan in 2003, which involves, among other things, the curtailment of Registrant's banking operations and significant reduction in manpower. As a result, the financial statements for the year ended December 31, 2004 (including the required GAAP reconciliations) and related disclosures could not be completed by the due date of June 30, 2005 without unreasonable effort and expense.

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                                     PART IV
                                OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification.

MICHAEL WARZAGER                   011 972 3                      627 2700
     (Name)                       (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

     Please see attached Appendix A.

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        Date: June 30, 2005


                                                        By: /s/ Michael Warzager
                                                        ------------------------
                                                        Michael Warzager
                                                        Legal Advisor

                                   APPENDIX A


     Registrant's net profit for 2004, calculated in accordance with Israeli GAAP, was NIS 1.4 million, compared to a net loss of NIS 104.4 million for 2003, which profit primarily stemmed from gains on investments in shares.